Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for December 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for December 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In December 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 11.27% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 10.23%, 13.18% and 13.57%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 13.94%. Of which, passenger traffic for domestic, regional and international routes increased by 13.14%, 17.80% and 15.62%, respectively as compared to the same period last year. The passenger load factor was 81.83%, representing an increase of 1.92 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 2.10, 3.02 and 1.45 percentage points as compared to the same period last year, respectively. The Group has launched Guangzhou - Cairns - Guangzhou route (three flights per week) since 4 December 2017, Xiamen - Qingdao - Los Angeles - Qingdao - Xiamen route (three flights per week) since 11 December 2017 and Xiamen - Hangzhou - Melbourne - Hangzhou - Xiamen route (two flights per week) since 16 December 2017.

In terms of cargo operations, in December 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 5.58% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 0.84% as compared to the same period last year. The cargo load factor was 53.04%, representing a decrease of 2.49 percentage points as compared to the same period last year.

In December 2017, the Group had introduced 8 aircraft, including one A321 aircraft, four B737-8MAX aircraft, three B737-800 aircraft, had terminated the lease of one A319 aircraft, sold two B757-200 aircraft. As of the end of December 2017, the Group operated a fleet of 754 aircraft with 268 aircraft self-owned, 222 aircraft under finance lease and 264 aircraft under operating lease.

KEY OPERATION DATA OF DECEMBER 2017

Capacity	December 2017			Cumulative 2017
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13,706.50	0.61	13.14	160,427.68	10.66
Regional	256.66	1.62	17.80	2,934.65	-4.83
International	6,153.11	14.00	15.62	67,334.50	16.01
Total	20,116.26	4.38	13.94	230,696.83	11.93
RTK (in million)
Domestic	1,365.64	-0.07	9.45	15,833.94	8.82
Regional	25.15	0.64	15.91	282.52	-3.40
International	993.49	0.51	11.41	11,204.12	17.41
Total	2,384.28	0.18	10.32	27,320.58	12.03
RTK - Cargo and Mail (in million)
Domestic	146.86	-2.92	-13.81	1,690.28	-3.78
Regional	2.40	-3.88	0.13	24.75	13.13
International	451.39	-11.21	6.74	5,293.77	19.13
Total	600.66	-9.29	0.84	7,008.79	12.64
Passengers carried (in thousand)
Domestic	9,192.39	0.06	13.50	108,616.62	10.31
Regional	202.64	2.71	14.36	2,329.80	-0.46
International	1,372.61	9.33	15.90	15,352.29	11.13
Total	10,767.65	1.20	13.82	126,298.72	10.19
Cargo and mail carried (in thousand tonnes)
Domestic	91.94	-3.16	-12.28	1,048.18	-3.28
Regional	2.06	-6.00	-2.63	22.01	11.55
International	52.55	-9.26	8.03	601.97	18.23
Total	146.55	-5.48	-5.80	1,672.16	3.70

Capacity	December 2017			Cumulative 2017
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,757.83	2.28	10.23	194,354.34	8.18
Regional	333.32	4.92	13.18	3,843.89	-8.33
International	7,490.67	11.58	13.57	82,447.49	14.28
Total	24,581.81	4.98	11.27	280,645.72	9.63
ATK (in million)
Domestic	1,897.36	1.02	8.14	22,168.27	6.88
Regional	38.43	4.01	10.54	446.80	-9.04
International	1,409.02	4.45	10.80	15,718.38	14.33
Total	3,344.81	2.47	9.27	38,333.46	9.59
ATK - Cargo and Mail (in million)
Domestic	389.16	-3.60	0.74	4,676.38	2.28
Regional	8.44	0.91	2.09	100.85	-11.41
International	734.86	-1.34	8.37	8,298.11	14.38
Total	1,132.45	-2.11	5.58	13,075.35	9.50

Load Factor	December 2017			Cumulative 2017
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	81.79	-1.36	2.10	82.54	1.85
Regional	77.00	-2.5	3.02	76.35	2.81
International	82.14	1.74	1.45	81.67	1.22
Total	81.83	-0.48	1.92	82.20	1.69
Cargo and Mail Load Factor
Domestic	37.74	0.27	-6.37	36.15	-2.28
Regional	28.46	-1.42	-0.56	24.54	5.32
International	61.43	-6.83	-0.94	63.79	2.55
Total	53.04	-4.2	-2.49	53.60	1.49
Overall Load Factor (RTK/ATK)
Domestic	71.98	-0.78	0.86	71.43	1.27
Regional	65.44	-2.19	3.03	63.23	3.69
International	70.51	-2.77	0.38	71.28	1.87
Total	71.28	-1.63	0.68	71.27	1.56

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 January 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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